

07008345

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quadriserv Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 Fifth Avenue, 14th Floor
(No. and Street)

New York, (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Todd Graber (212) 905-5221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

PROCESSED
JAN 0 3 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/2/08

OATH OR AFFIRMATION

I, Todd Graber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quadriserv Securities, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Todd Graber
Signature

Chief Financial Officer
Title

Noreen Walsh
Notary Public

NOREEN WALSH
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
NO. 01WA6053006
MY COMMISSION EXPIRES 01-02-2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ Operations.
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

QUADRISERV SECURITIES, INC.

September 30, 2007

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder of
Quadriserv Securities, Inc.

We have audited the accompanying statement of financial condition of Quadriserv Securities, Inc. (the "Company") as of September 30, 2007, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quadriserv Securities, Inc. as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
December 4, 2007

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Quadriserv Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

September 30, 2007

ASSETS

Cash and cash equivalents	$ 1,712,473
U.S. Treasury Bills, at market	1,991,810
Stock borrow rebates receivable	3,270,101
Due from clearing agent	7,337,378
Due from Parent	1,367,745
Stock borrow	803,598,721
Secured demand note receivable	2,000,000
Other assets	47,633
Total assets	$821,325,861

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 322,871
Stock loan rebates payable	3,262,674
Stock loan	810,689,280
Subordinated liabilities	2,750,000
Total liabilities	817,024,825
Stockholder's equity	
Common stock, $.001 par value; 1,000,000 shares authorized; 100,000 shares issued and outstanding	100
Additional paid-in capital	14,945,040
Accumulated deficit	(10,644,104)
Total stockholder's equity	4,301,036
Total liabilities and stockholder's equity	$821,325,861

The accompanying notes are an integral part of this statement.

Quadriserv Securities, Inc.

STATEMENT OF OPERATIONS

Year ended September 30, 2007

Revenues	
Securities lending revenue, net	$ 458,671
Interest	268,445
Total revenues	727,116
Operating expenses	
Employee compensation and related benefits	2,265,266
Letter of credit fees	506,946
Clearing fees	496,496
Communication and data	265,778
Professional and consulting fees	1,232,077
Interest	535,876
Warrant expense	238,579
Allocated general and administrative expenses	874,359
Other	62,261
Total expenses	6,477,638
NET LOSS	$(5,750,522)

The accompanying notes are an integral part of this statement.

Quadriserv Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended September 30, 2007

	$.001 par value common stock				
	Number of shares	Par value	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance, October 1, 2006	100,000	$100	$12,445,040	$ (4,893,582)	$ 7,551,558
Capital contributions	-	-	2,500,000	-	2,500,000
Net loss	-	-	-	(5,750,522)	(5,750,522)
Balance, September 30, 2007	100,000	$100	$14,945,040	$(10,644,104)	$ 4,301,036

The accompanying notes are an integral part of this statement.

Quadriserv Securities, Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year ended September 30, 2007

Subordinated borrowings at September 30, 2006	$2,750,000
Issuances	-
Repayments	-
Subordinated borrowings at September 30, 2007	$2,750,000

The accompanying notes are an integral part of this statement.

Quadriserv Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended September 30, 2007

Cash flows from operating activities	
Net loss	$ (5,750,522)
Changes in operating assets and liabilities	
(Increase) decrease	
U.S. Treasury Bills, at market	3,971,090
Stock borrow rebates receivable	1,449,678
Due from clearing agent	3,645,236
Due from Parent	(1,367,745)
Stock borrow	381,509,004
Other assets	(12,966)
Accounts payable and accrued expenses	235,818
Stock loan rebates payable	(1,450,117)
Stock loan	(385,011,820)
Due to Parent	(742,371)
Net cash used in operating activities	(3,524,715)
Cash flows from financing activities	
Capital contributions from Parent	2,500,000
Net cash provided by financing activities	2,500,000
Net decrease in cash and cash equivalents	(1,024,715)
Cash and cash equivalents at beginning of year	2,737,188
Cash and cash equivalents at end of year	$ 1,712,473
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ 535,876

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION AND BUSINESS ACTIVITY

Quadriserv Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company specializes in providing securities lending services as principal to hedge funds, broker-dealers and other financial institutions. In doing so, the Company acts as an intermediary - borrowing securities from one counterparty and lending securities to another. The Company earns a spread on its matched book equal to the difference between the rebate paid for lending securities and the rebate earned from borrowing securities. The Company does not carry accounts on behalf of securities customers.

The Company was organized pursuant to the laws of the state of Delaware during 2003 and commenced operations in January 2004, when its application to be a registered broker with the NASD was accepted. The Company is a wholly-owned subsidiary of Quadriserv, Inc. (the "Parent"). The Company is located in the Metropolitan New York City area.

The Company is exempt from SEC Rule 15c3-3 under paragraph k2(ii) of the rule because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, the Company is not required to file the Computation for Determination of Reserve Requirements or the Information Relating to Possession or Control Requirements under Rule 15c3-3 of the SEC because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less when acquired.

Due from Clearing Agent

Due from clearing agent primarily consists of cash deposited with the Company's clearing agent as a result of the collection of excess cash collateral related to securities lending transactions.

Investments

Investments are carried at market value. Investments consist of U.S. Treasury Bills with maturities of 90 days or greater when acquired.

NOTE B (continued)

Revenue Recognition

Revenue related to securities lending transactions in which the Company acts as principal is accrued on a settlement-date basis. In accordance with the American Institute of Certified Public Accountants accounting guidelines for broker-dealers, the Company, on a monthly basis, nets its interest and dividend income and expense resulting from matched stock borrow and loan transactions on the statement of operations. Stock borrow rebate income and stock loan rebate expense for the year ended September 30, 2007 amounted to $48,666,441 and $48,689,303, respectively, or $(22,862) net. In addition, securities lending revenue, net includes $481,533 of interest income earned on the collateral held related to the Company's matched stock borrow and loan transactions.

Share-based Compensation

The Parent accounts for share-based compensation pursuant to Statement of Financial Accounting Standards No. 123 (revised) ("SFAS 123R"), "Share-Based Payment." Compensation expense related to stock options granted to employees by its Parent is allocated pursuant to the Company's expense sharing agreement with its Parent.

Income Taxes

The Company is included in the consolidated Federal, state and local income tax returns filed by the Parent. The Company determines its provision for income taxes as if it files on a separate return basis. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse. As of September 30, 2007, approximately $4,258,000 of deferred tax assets related to net operating losses has been fully reserved for.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - SECURITIES BORROWED AND LOANED

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received from respective counterparties. When the Company borrows securities, it deposits cash as collateral with the lender. When the Company lends securities, it receives cash as collateral from the borrower. The Company monitors the market value of the securities borrowed and loaned on a daily basis, and advances, obtains, or refunds additional collateral as necessary. As of September 30, 2007, the Company's stock borrow balance was $803,598,721 and its stock loan balance was $810,689,280. The excess stock loan collateral balance of $7,337,378 consists of cash being held by the Company's clearing agent which is recorded as "Due from clearing agent" on the statement of financial condition.

As of September 30, 2007, the Company's stock borrow rebate receivable and stock loan rebate payable of $3,270,101 and $3,262,674, respectively, are the result of rebate activity from the month of September and are presented on a gross basis on the statement of financial condition.

NOTE D - LIQUIDITY

The Company has incurred a cumulative net loss of $10,644,104 since its inception. The Company's net capital as of September 30, 2007 was approximately $772,000, or $522,000 million above its required level. The Company expects fiscal year 2008 to result in a net loss.

In addition, the Parent issued approximately $5.5 million of Series B Preferred Stock on October 1, 2007 and an additional $2.5 million of Series B Preferred Stock on November 30, 2007. During October 2007, the Parent contributed $4.0 million as equity capital to the Company and during November 2007, the Parent funded the Company with $2.5 million, of which approximately $1.8 million will be utilized to pay down its Payable to Quadriserv Securities, Inc., with the remaining $700,000 being contributed as equity capital to the Company.

Thus, management is confident that the Company has sufficient equity capital to repay any maturing debt and to support the Company's operations and regulatory capital for the foreseeable future. Management's plans also consider that certain subordinated loans are renewed. If the Company is unable to achieve management's plans, management may need to consider other actions, including, but not limited to, reducing operating costs, pursuing alternative or additional financing, or curtailing certain activities or operations.

NOTE E - INCREASE IN THE COMPANY'S AUTHORIZED SHARES OF COMMON STOCK

Effective November 21, 2006, the Parent, as sole stockholder of the Company, adopted through a written consent that the Company's Certificate of Incorporation be amended to increase the authorized shares of common stock of the Company from 1,000 shares of common stock, $.001 par value per share, to 1,000,000 shares of common stock, $.001 par value per share. This adjustment to the authorized and issued shares of common stock is retroactively adjusted in the Company's financial statements.

NOTE F - CREDIT FACILITY AND CLEARING AGREEMENT

On December 8, 2005, the Company and its Parent, as guarantor, entered into a Letter of Credit Reimbursement Agreement (the "LOC") with the Bank of New York (the "Bank") as issuer of the LOC. Under the agreement, the Bank issues for the benefit of certain counterparties of the Company an irrevocable letter of credit in the aggregate amount of $50 million to assist the Company in providing available credit related to its stock borrow/loan matched book principal activities. The LOC initially expired six months after the closing date, provided however that the LOC can be renewed for an additional period of six months, and every period of six months thereafter, unless the Bank provides notice to the Company that it will not renew the LOC at least sixty days prior to expiration of the LOC. The LOC was renewed for an additional period of six months on May 8, 2007.

In conjunction with the LOC agreement, the Company entered into a Pledge and Security Agreement (the "Pledge Agreement") and a Services Agreement with the Bank on December 8, 2005. The Pledge Agreement stipulates that the Parent pledge, assign and transfer to the Bank the 100% interest it holds in the Company as collateral security for potential reimbursement to third parties under the LOC. The Services Agreement relates to providing clearance services of securities borrowing and lending transactions executed by the Company in its regular course of business. The Services Agreement expires on the tenth anniversary of its commencement.

The Company is subject to a $12.5 million termination penalty less LOC fees paid to the Bank if it prematurely terminates the Services Agreement without cause.

The LOC, Pledge Agreement and Services Agreement all contain affirmative and negative covenants that must be satisfied by the Company and its Parent in order to prevent an Event of Default, as defined in each agreement. Among the covenants is the requirement that the Company maintain at least $4.0 million of regulatory net capital from December 8, 2005 through December 8, 2006, at least $7.5 million of regulatory net capital from December 9, 2006 through June 8, 2007 and $10.0 million of regulatory

NOTE F (continued)

net capital at all times thereafter. Although the Company was not in compliance with the regulatory net capital covenant on September 30, 2007 and at several other times during the year, the Company notified the Bank, who in turn, noted the non-compliance but did not terminate the agreement. An Event of Default could result in the termination of such agreements and cause the Company to cease transacting with its counterparties unless alternate sources of financing are obtained.

NOTE G - CAPITAL CONTRIBUTIONS BY THE PARENT

During March 2007, the Parent issued an aggregate of $8.0 million of Series B Preferred Stock. Of the $8.0 million issued, $5.3 million was the result of the conversion of convertible debt which had been issued during May and June of 2006 and did not result in additional proceeds to the Parent. The remaining $2.7 million was raised by issuing Series B Preferred Stock. The Parent concurrently made a capital contribution in the amount of $2.5 million to the Company during March 2007.

NOTE H - SUBORDINATED BORROWINGS

The following subordinated borrowings are covered by agreements approved by the NASD and are included by the Company in net capital, as defined, under the SEC's Uniform Net Capital Rule ("rule 15c3-1") as of September 30, 2007:

Lender	Type of borrowing	Principal	Maturity date	Interest rate
Individual	Subordinated loan	$ 250,000	2/28/2008	90-day LIBOR plus 400 basis points
Individual	Subordinated loan	200,000	2/28/2008	90-day LIBOR plus 400 basis points
Individual	Subordinated loan	200,000	2/28/2008	90-day LIBOR plus 400 basis points
Individual	Subordinated loan	100,000	4/30/2008	90-day LIBOR plus 400 basis points
Institution	Secured demand note	2,000,000	3/31/2008	500 basis points
	Total Subordinated Borrowings	$2,750,000		

The secured demand note receivable, from a counterparty, is collateralized by U.S. Treasury Bills with a market value of $2,097,099 as of September 30, 2007.

NOTE I - CONCENTRATION AND CREDIT RISK

As of September 30, 2007, 35% of the Company's stock borrow balance and 53% of the Company's stock loan balance were outstanding with one counterparty.

In the ordinary course of business, the Company encounters credit exposure with each of its counterparties. While the Company's stock borrow and loan transactions are fully collateralized, the Company's exposure to credit risk associated with the nonperformance of one of its counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

The Company does not expect nonperformance by its counterparties. However, the Company's policy is to monitor market exposure and counterparty risk through the use of a variety of control procedures, including approval of credit limits by the Company's Credit Committee and marking to market securities and requiring adjustments of collateral levels on a daily basis. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business. Accordingly, the Company believes it has effective procedures for evaluation and limiting its credit and market risks.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the alternative method, permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. At September 30, 2007, the Company's net capital was $772,490, which was $522,490 in excess of its required level.

NOTE K - EXPENSE SHARING AGREEMENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement. During the year ended September 30, 2007, the Parent allocated $3,812,445 of expenses to the Company, consisting primarily of cash compensation and benefits, share-based compensation and professional and consulting fees.



SUPPLEMENTARY INFORMATION

Quadriserv Securities, Inc.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

September 30, 2007

Total stockholder's equity	$ 4,301,036
Subordinated liabilities	2,750,000
	7,051,036
Deductions and/or charges	
Nonallowable assets	(1,752,688)
Stock borrow deficit charge	(4,364,590)
Net capital before haircuts on securities positions	933,758
Haircuts on securities	161,268
Net capital	772,490
Less minimum capital requirements	250,000
Excess net capital	$ 522,490

There were no material differences between the Company's amended September 30, 2007 Form X-17a-5 Part II filing, filed on December 4, 2007, and the schedule above.

Quadriserv Securities, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2007

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k2(ii) of the rule because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Quadriserv Securities, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2007

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k2(ii) of the rule because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.


END